SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of    June   , 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: June 5, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT Environmental Awarded Record Contract

Receives Contract To Treat Contaminated Soil Valued at $200M Cdn.

Oakville, Ontario, June 02, 2003 — BENNETT Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces that it has been awarded a contract to treat an estimated 300,000 tons of soil contaminated with wood treatment chemicals from Phase III of the Federal Creosote Superfund Site in New Jersey. This contract, valued at $200 million Cdn., the largest in the Company’s history, is scheduled to be completed by December 31, 2005 and may be increased with the addition of subsequent phases. To date, Bennett has safely treated over 85,000 tons of material from this site.

“This is the third phase of this project that the Company has won, and is testimony to the high level of professionalism, service and competitiveness that Bennett has provided on this site over the past two years” said Robert Griffiths, Vice-President of US Sales and Marketing for Bennett. “Shipments from three different locations on the site should start within the next few days, and continue until the completion of Phase III which is anticipated by the end of 2005. Subsequent phases may be added depending on the results of soil sampling of additional areas.”

“Since 2001, our Company has played a key role in the cost effective clean-up of the Federal Creosote Superfund site and I am pleased that we will continue our involvement for the next several years,” said John Bennett, Chairman and Chief Executive Officer of Bennett Environmental Inc. “This, together with previously announced contracts, ensures that we will have a very successful year in 2003 and beyond in terms of meeting our financial and operational goals.

“Winning this contract,” notes Mr. Bennett, “provides a good base load of material for our proposed new soil treatment facility in Belledune, New Brunswick which is scheduled to be completed by the end of this year. In the interim, construction on our 30,000 tonne storage building at the Saint Ambroise treatment facility will be completed by the middle of June. This will give us the required storage and the capability to dry and optimally blend the soil in order to maximize the throughput.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for a safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental
Press Release

For Immediate Release

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Bennett Environmental
Press Release